FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated August 17, 2004, titled, “Telecom Personal Announces That it has Comfortably Surpassed the Requisite Majorities in its APE Solicitation”.

FOR IMMEDIATE RELEASE

August 17, 2004

Contacts:

Pablo Caride

Pedro Insussarry

Telecom Argentina

(54-11) 4968-3627/3743

TELECOM PERSONAL ANNOUNCES THAT IT HAS COMFORTABLY

SURPASSED THE REQUISITE MAJORITIES

IN ITS APE SOLICITATION

Buenos Aires, August 17, 2004 – Telecom Personal S.A. (“Telecom Personal”) announced today that it has received from its creditors a number of powers of attorney and commitments to sign its Acuerdo Preventivo Extrajudicial (“APE”) that comfortably surpasses the requisite majorities based on duly submitted letters of transmittal. Telecom Personal also indicated that certain creditors have notified Telecom Personal of their intention to participate in the APE solicitation through notices of guaranteed delivery.

Telecom Personal’s APE solicitation process expired on Friday, August 13, 2004. Telecom Personal announced that it will continue accepting additional submissions of duly completed letters of transmittal from holders of outstanding debt for an additional period, which period is expected to end on August 20, 2004. Telecom Personal will continue to work with creditors who have submitted documentation during the solicitation period in order to correct technical issues with respect to certain submissions.

Once the settlement agent has completed processing the letters of transmittal, and made the corresponding calculations of principal face amount adjustments, U.S. dollar equivalents and the Modified Dutch Auction purchase price, Telecom Personal will inform its creditors what amounts of outstanding debt have been allocated into Option A, Option B and Option C.

The U.S. dollar equivalent amounts are to be determined based on the foreign exchange rates in effect at 4:59 p.m., New York City time, on the FX Reference Date. As described in Telecom Personal’s solicitation statement that was sent to holders of its outstanding loans, the FX Reference Date will be two business days after the expiration date of the APE solicitation, or Wednesday, August 18, 2004.

The completion of the Telecom Personal’s APE and the effective date of the loans will depend on additional conditions precedent set forth in the solicitation statement and the APE Agreement.

For additional information please contact:

Telecom Personal S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom Personal, a subsidiary of Telecom Argentina, is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina. Telecom Personal is Argentina’s leading cellular operator. It also owns a subsidiary that operates a mobile license in Paraguay.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Personal’s expected results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Telecom Personal undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Personal’s business or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 18, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director